SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 2002

Dear Stockholders,

The Administrative  Council and the Board of Directors,  Unibanco Holdings S.A.,
submit for your appreciation their Management Report and Consolidated  Financial
Statements, as well as the Report of Independent Accountants, for the year ended
December 2002.

Since of Unibanco  Holdings S.A. equity is substantially  invested in Unibanco -
União de Bancos  Brasileiros S.A., its operating  performance and income reflect such investment.  Information  about  Unibanco's  performance for the year ended
December  31,  2002  is  described  in its  Management  Reporter  and  Financial
Statements.

Earnings and stockholders' equity

Net income of Unibanco  Holdings  S.A. for the year ended  December 2002 reached
R$601 million.  Net income per 1,000 shares was R$7.21,  considering the average outstanding  shares for the year ended December  2002. The annualized  return on average stockholders was 15.8%. The stockholders' equity reached R$3,952 million and the book value per 1,000 shares was R$47.38

Dividends

During the year ended December 2002,  Unibanco  Holdings,  paid dividends in the total amount of R$198.0 million,  being R$93.9 million in the first semester and
R$104.1  in the second  semester.  The table,  as  follow,  shows the  dividends proposed per 1,000 shares:

Final considerations

The results  reached  during the year ended 2002 were attained  mainly thanks to our  shareholders'  confidence  in  management,  and we  accordingly  extend our sincere gratitude to them.

São Paulo, February 2003.

The Board of Directors
The Administrative Council

(Convenience  translation  into English from the original  previously  issued in portuguese)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo - SP

1.   We have audited the balance sheets  (Parent  Company and  Consolidated)  of
     Unibanco  Holdings S.A. and its  subsidiaries  as of December 31, 2002, and the related statements of income,  changes in stockholders'  equity (Parent
     Company),  and changes in  financial  position for the year then ended (all
     expressed  in  Brazilian  reais).   These  financial   statements  are  the
     responsibility  of  the  Company's  management.  Our  responsibility  is to express an opinion on these financial statements based on our audits.

2.   We conducted our audits in accordance  with  auditing  standards  generally accepted  in  Brazil  which  included:  (a)  planning  of  the  engagement, considering the materiality of the balances, the volume of transactions and the  accounting  and  internal  control  system  of  the  Company  and  its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c)
     assessment of the  accounting  principles  used and  significant  estimates adopted by management of the Company and its  subsidiaries,  as well as the evaluation of the overall financial statement presentation.

3.   In our opinion, the financial statements referred to in Paragraph 1 present fairly, in all material  respects,  the financial  position (Parent Company and  Consolidated)  of Unibanco  Holdings S.A. and its  subsidiaries  as of
     December  31,  2002,  and the  results  of  their  operations,  changes  in stockholders'  equity  (Parent  Company)  and  changes  in their  financial position for the year then ended, in conformity  with accounting  practices adopted in Brazil.

4.   Additionally,  we have audited the statements of cash flows (Parent Company and Consolidated)  for the year ended December 31, 2002,  presented in Note
     19 to the financial  statements,  applying the same procedures described in
     Paragraph 2. These statements, not required by Brazilian Corporate Law, are
     designed  to  provide  additional   information.   In  our  opinion,  these
     statements present fairly, in all material respects, the cash flows (Parent
     Company and  Consolidated)  of Unibanco  Holdings S.A. and its subsidiaries for the year then ended, in conformity with accounting practices adopted in
     Brazil.

5.   Previously,  we  have  audited  the  balance  sheets  (Parent  Company  and
     Consolidated)  as of  December  31,  2001,  and the related  statements  of income,  changes  in  stockholders'  equity  (Parent  Company),  changes in financial position and, additionally, the statements of cash flows, for the year then ended,  and issued an  unqualified  opinion,  dated  February 15,
     2002, based on our audits and on the reports of other independent  auditors related to the audits of certain subsidiaries.

6.   As mentioned in Note 3.c to the financial  statements,  in 2002, Unibanco -
     União de Bancos  Brasileiros S.A. and its subsidiaries have adopted the new criteria  established  by the  Central  Bank of Brazil  for  recording  and evaluating marketable securities and derivative financial instruments.

7.   These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, February 11, 2002

DELOITTE TOUCHE TOHMATSU                             Ariovaldo Guello
Independent Auditors                                 Accountant
CRC No. 2 SP 011,609/O-8                             CRC No. 1 SP 070,483/O-4

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

(Amounts expressed in thousands of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	Parent Company 2002	Parent Company 2001	Consolidated 2002	Consolidated 2001
CURRENT LIABILITIES	**104,232**	**100,229**	**46,764,512**	**35,446,525**
Deposits	-	-	16,273,617	13,664,786
Securities sold under repurchase agreements	-	-	13,806,066	8,087,206
Resources from securities issued	-	-	2,779,883	2,386,920
Interbank accounts	-	-	185,391	59,477
Interdepartmental accounts	-	-	304,154	258,219
Local borrowings	101	517	166,931	291,711
Foreign borrowings	-	-	4,656,722	4,524,068
Onlending in Brazil - Governmental Agencies	-	-	1,816,220	1,212,142
Derivative financial instruments	-	-	303,386	116,125
Other liabilities	104,131	99,712	6,472,142	4,845,871
LONG-TERM LIABILITIES	**8,659**	**7,568**	**21,273,701**	**13,010,235**
Deposits	-	-	9,705,745	5,257,904
Resources from securities issued	-	-	935,494	910,154
Local borrowings	-	-	966	1,254
Foreign borrowings	-	-	907,229	498,492
Onlending in Brazil - Governmental Agencies	-	-	3,515,728	3,223,562
Derivative financial instruments	-	-	162,810	38,190
Other liabilities	8,659	7,568	6,045,729	3,080,679
DEFERRED INCOME	-	-	**64,232**	**52,618**
MINORITY INTEREST	-	-	**3,323,006**	**3,451,416**
STOCKHOLDERS' EQUITY	**3,951,915**	**3,657,866**	**3,951,915**	**3,657,866**
Capital	1,863,450	1,863,450	1,863,450	1,863,450
Capital reserves	413,729	413,537	413,729	413,537
Revaluation reserve on subsidiaries	934	3,083	934	3,083
Revenue reserves	1,869,905	1,417,553	1,869,905	1,417,553
Treasury stocks	(39,758)	(39,757)	(39,758)	(39,757)
Unrealized gains and losses - marketable securities and derivative financial instruments	(156,345)	-	(156,345)	-
STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	**7,274,921**	**7,109,282**
TOTAL	**4,064,806**	**3,765,663**	**75,377,366**	**55,618,660**

The accompanying notes are an integral part of these financial statements.

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Parent Company		Consolidated	
	2002	2001	2002	2001
REVENUE FROM FINANCIAL INTERMEDIATION	-	-	**13,678,033**	**10,175,227**
Lending operations	-	-	7,888,472	6,655,057
Leasing operations	-	-	140,559	169,527
Marketable securities	-	-	6,746,899	3,252,559
Derivative financial instruments	-	-	(1,454,835)	(141,125)
Foreign exchange transactions	-	-	148,896	117,339
Compulsory deposits	-	-	208,042	121,870
EXPENSES ON FINANCIAL INTERMEDIATION	-	-	**(10,210,780)**	**(6,437,718)**
Deposits and securities sold	-	-	(7,304,824)	(4,074,657)
Borrowings and onlendings	-	-	(1,068,612)	(713,334)
Provision for lending, leasing and other credits losses	-	-	(1,837,344)	(1,649,727)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	-	-	**3,467,253**	**3,737,509**
OTHER OPERATING INCOME (EXPENSES)	**601,220**	**573,265**	**(2,391,553)**	**(2,515,379)**
Services rendered	-	-	2,615,882	2,184,945
Insurance, annuity products and retirement plans premiums	-	-	2,177,399	1,765,984
Changes in technical provisions for insurance, annuity products and retirement plans	-	-	(835,250)	(530,445)
Insurance claims	-	-	(748,946)	(591,318)
Private retirement plans benefits expenses	-	-	(385,436)	(370,166)
Selling, other insurance and private retirement plans expenses	-	-	(164,317)	(144,859)
Credit card selling expenses	-	-	(245,059)	(172,709)
Salaries, benefits, training and social security	(159)	(149)	(1,646,721)	(1,603,572)
Other administrative expenses	(462)	(364)	(2,586,492)	(2,360,813)
Financial transaction and other taxes	(1,342)	(1,200)	(616,004)	(586,323)
Equity in results of subsidiary and associated companies	601,603	573,732	(12,408)	7,575
Other operating income	1,580	1,288	693,174	401,431
Other operating expenses	-	(42)	(637,375)	(515,109)
OPERATING INCOME	**601,220**	**573,265**	**1,075,700**	**1,222,130**
NON-OPERATING INCOME, NET	-	-	**29,406**	**27,428**
INCOME BEFORE TAXES AND PROFIT SHARING	**601,220**	**573,265**	**1,105,106**	**1,249,558**
INCOME TAX AND SOCIAL CONTRIBUTION	**129**	**238**	**216,581**	**(11,426)**
Provision for income tax	-	-	(247,375)	(181,075)
Provision for social contribution	-	-	(88,690)	(73,485)
Deferred taxes	129	238	552,646	243,134
PROFIT SHARING	-	-	**(184,469)**	**(170,215)**
Management	-	-	(12,985)	(9,256)
Employees	-	-	(171,484)	(160,959)
NET INCOME BEFORE MINORITY INTEREST	**601,349**	**573,503**	**1,137,218**	**1,067,917**
MINORITY INTEREST	-	-	**(535,869)**	**(494,414)**
NET INCOME	**601,349**	**573,503**	**601,349**	**573,503**
NET INCOME MANAGED BY PARENT COMPANY	-	-	**1,137,218**	**1,067,917**
Number of outstanding shares (Note 14(a))	83,408,308,978	83,408,329,047		
Adjusted income per 1,000 shares: R$	7,21	6,83		
Net equity per 1,000 shares: R$	47,38	43,85		

The accompanying notes are an integral part of these financial statements.

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN  STOCKHOLDERS'  EQUITY FOR THE YEARS ENDED DECEMBER 31,
2002 AND 2001

(Amounts expressed in thousands of Reais)

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS  OF CHANGES IN FINANCIAL  POSITION  FOR THE YEARS ENDED  DECEMBER 31,
2002 AND 2001

(Amounts expressed in thousands of Reais)

Parent Company		Consolidated	
	2002	2001	2002	2001
FINANCIAL RESOURCES WERE PROVIDED BY:				
OPERATIONS	**(254)**	**(229)**	**1,033,682**	**958,051**
Net income for the year	601,349	573,503	601,349	573,503
Expenses (income) not affecting working capital				
Equity in the results of subsidiary and associated companies	(601,603)	(573,732)	12,408	(7,575)
Provision for losses on investments	-	-	(1,648)	4,238
Amortization of goodwill, net of negative goodwill on acquisition of subsidiaries	-	-	91,498	75,751
Depreciation and amortization	-	-	330,075	312,134
STOCKHOLDERS	-	**31,194**	-	**31,194**
Capital increase	-	31,194	-	31,194
PRIOR YEAR ADJUSTMENTS	-	-	**48,980**	-
THIRD PARTIES	**206,049**	**188,981**	**8,275,225**	**4,686,399**
Increase in long-term liabilities	1,091	997	8,263,466	4,366,841
Decrease in long-term assets	6,720	-	-	-
Dividends received	198,238	187,984	145	2,500
Change in deferred income	-	-	11,614	-
Change in minority interests	-	-	-	317,058
SALE OF ASSETS AND INVESTMENTS	-	-	**348,218**	**125,855**
Investments	-	-	94,376	32,702
Fixed assets	-	-	253,842	93,153
TOTAL FUNDS OBTAINED	**205,795**	**219,946**	**9,706,105**	**5,801,499**
FINANCIAL RESOURCES WERE USED FOR:				
Change in deferred income	-	-	-	13,017
Change in minority interests	-	-	127,113	-
Permanent assets	-	**29,953**	**608,856**	**749,136**
Investments	-	29,953	108,873	52,535
Fixed and leased assets	-	-	244,965	272,472
Goodwill to be amortized on acquisitions of subsidiaries	-	-	63,175	100,522
Deferred charges	-	-	191,843	323,607
Long-term assets	-	9,361	5,447,340	4,272,960
Acquisition of own stocks	1	-	1	59,563
Mark to market adjustments - marketable securities and derivative financial instruments	-	-	156,345	-
Dividends distributed/proposed	197,977	187,736	197,977	187,736
TOTAL FUNDS USED	**197,978**	**227,050**	**6,537,632**	**5,282,412**
INCREASE (DECREASE) IN WORKING CAPITAL	**7,817**	**(7,104)**	**3,168,473**	**519,087**
CHANGES IN WORKING CAPITAL				
Current assets	**11,820**	**14,546**	**14,489,183**	**(381,254)**
At the end of the year	112,039	100,219	51,703,992	37,214,809
At the beginning of the year	100,219	85,673	37,214,809	37,596,063
Current liabilities	**4,003**	**21,650**	**11,320,710**	**(900,341)**
At the end of the year	104,232	100,229	46,767,235	35,446,525
At the beginning of the year	100,229	78,579	35,446,525	36,346,866
INCREASE (DECREASE) IN WORKING CAPITAL	**7,817**	**(7,104)**	**3,168,473**	**519,087**

The accompanying notes are an integral part of these financial statements.

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. ("Unibanco  Holdings") was formed to invest in Unibanco -
União de Bancos Brasileiros S.A. ("Unibanco").

The consolidated  operations of Unibanco Holdings S.A. and its direct,  indirect and jointly controlled  subsidiary  companies,  in Brazil and abroad, are mainly carried  out in  the  financial  markets  within  the  context  of the  Unibanco
Financial  Conglomerate,  but  include  other  activities  carried  out by group companies  principally  related to insurance  services,  credit card operations, annuity products plans and private retirement plans.

2. Presentation of the Financial Statements

The  financial  statements  of Unibanco  Holdings  S.A.  ("Parent  Company") are
presented  together  with the  consolidated  financial  statements  of  Unibanco
Holdings S.A. and its subsidiaries  ("Consolidated") which comprise the accounts of  Unibanco  Holdings  S.A.  and its  subsidiary  (Unibanco  - União de  Bancos
Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies) as shown in Note 7.

The  consolidated  financial  statements  have been prepared in accordance  with consolidation  principles  determined by the Brazilian  Securities  and Exchange
Commission (CVM).  Intercompany  investments,  balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The  financial   statements  of  the   subsidiaries   Unibanco  Leasing  S.A.  -
Arrendamento  Mercantil and Dibens  Leasing S.A. -  Arrendamento  Mercantil were reclassified  by means of  out-of-book  adjustments,  in order to reflect  their financial  position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction  247/96,  assets,  liabilities,  revenues and expenses of jointly controlled  companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The  accounting  policies  adopted  by  Unibanco  Holdings  and  its  subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the  regulations  of the Brazilian  Central Bank,  the Brazilian  Securities and
Exchange Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

•    income,  expenses and  monetary or exchange  rate  variations,  at official rates or indices pro rata  temporis,  on current and  long-term  assets and liabilities;

•    the effects of the  provisions to adjust the assets to market or realizable values;

•    the  adjustments to the insurance,  annuity  products and retirement  plans technical reserves;

•    the effects of the  adjustment of  investments in subsidiary and associated companies to reflect the equity method of accounting;

•    the provision for federal income tax at the rate of 15% on taxable  income, plus a specific  surcharge of 10% on taxable income over established fiscal limits;

•    the provision for social  contribution  calculated at the rate of 9% on the adjusted income before income tax;

•    tax credits calculated on temporary  differences between book value and tax amounts and on tax losses; and

•    profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus,  when  applicable,  the related income and monetary and exchange rate  variations,  and  decreased by the related  unearned income and/or allowances for losses, except for the marketable  securities,  the derivative  financial  instruments and financial assets subject to hedge,  which are presented since the first semester of 2002, as stated in item (c).

The  allowance  for  lending,  leasing and other  credit  losses is set up in an amount  considered  sufficient by management to cover  possible  future  losses.
Management's analysis to establish the provision required takes into account the economic environment,  past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

The  Brazilian  Central Bank has  established  new rules for the  recording  and valuation of marketable securities and derivative financial  instruments,  which effects are recognized as from the six - month period ended June 30, 2002.

Marketable securities

According to Brazilian Central Bank Circular 3068 issued on November 8, 2001 and the supplemental  regulation,  marketable securities must be classified into one of three categories, based on the intent to negotiate (during the implementation of the new rule,  has  adopted  transitional  criteria),  and  accounted  for as follow:

•    Trading securities - marketable  securities  acquired for trading purpose -
     they are stated at cost plus,  accrued  interest and adjusted to their fair
     values  and   unrealized   gains  and  losses  are  recognized  in  current
     operations.

•    Securities  available for sale - marketable  securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in  payments  conditions  or other  factors.  They are  stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders'  equity, net of applicable taxes, in "Unrealized
     gains  and  losses  -  marketable   securities  and  derivative   financial
     instruments".  The realized  gains and losses are  recognized  based on the applicable trade date in a contra account in stockholders' equity item.

•    Securities held to maturity - marketable securities that there is intention and financial  ability to retain them until the maturity.  They are carried at cost plus accrued interest.

Derivative financial instruments (Assets and liabilities)

According to Brazilian Central Bank Circular 3082 issued on January 30, 2002 and the supplemental regulation, the derivative financial instruments are classified based on Unibanco's intent for hedging or non-hedging purpose.

•    Transactions  involving derivative  financial  instruments to meet customer needs or for own purpose that did not meet hedging  accounting  requirement established  by the Central Bank,  primary  derivatives  used to manage the global exposure,  are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

•    Derivative  financial   instruments  designed  for  hedging  or  to  modify
     characteristics  of assets or liabilities  and (i) highly  correlated  with respect to changes in fair value in  relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and
     (ii)  effective at reducing  the risk  associated  with the exposure  being hedged, are classified as hedges as follows:

     -    Fair value hedge. The financial assets and liabilities and the related derivative  financial  instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

     -    Cash flow hedge.  The effective hedge portion of financial  assets and liabilities  is accounted for at fair value and  unrealized  gains and losses recorded as a separate  component of stockholders'  equity, net of  applicable  taxes,  in  "Unrealized  gains and losses - marketable securities and derivative  financial  instruments".  The non-effective hedge portion is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary  and associated  companies are accounted for using the equity method of  accounting,  as shown in Note 7. The effects in subsidiary and associated  companies  resulted  from the new rules to recorded and valuation of marketable securities and derivative financial  instruments,  as mentioned above in item (c) were  recognized  in  Unibanco  as  "Unrealized  gains and  losses -
marketable   securities  and  derivative  financial  instruments  and  "Retained earnings",  so as to maintain the  original  record made by the  subsidiary  and associated companies.

Other  investments  consist  principally  of  investments  carried  at cost  and membership  certificates  of stock and  commodities  exchange  adjusted  to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation  of fixed assets is calculated on the  straight-line  method at the following  annual  rates:  buildings  in  use  - 4%;  equipment  in  use -  10%;
communications, data processing, and transportation systems - 20%.

Deferred charges,  composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These  amounts  include,  when  applicable,  accrued  interest  and monetary and exchange  rate  variations,  except for  derivative  financial  instruments  and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) Trading Securities

Trading  securities were classified as current  assets,  independently  of their maturity date, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

(ii) By maturity:

(c) Securities held to maturity

(i)  By type:

The  fair  value  of these  securities  was  R$5,607,510  in  Consolidated.  The difference  between  amortized cost and the fair value  amounted  R$1,002,771 in
Consolidated  and  correspondent  mainly to bonds  issued by  Brazilian  federal government.

(ii) By maturity:

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities,  interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The  resources  of third  parties  which are related to the  securities  held to maturity, for Consolidated compared with the portfolios is as follow:

(d) Fair value determination

The fair value of  marketable  securities  was based on the average rate for the last  business  day  of  the  period  as  informed  by  Stock  Exchanges,  trade associations and external entities.

(e) Prior year adjustments

As a result of adoption of new rules  established  by Central Bank Circular 3068 and supplemental  regulation,  the adjustments  resulted from the application of new rules for recording and valuating the marketable securities,  using the fair value as of December 31, 2001 for the  securities  portfolio of Unibanco and its subsidiaries, resulting in an effect in stockholders' equity of: (i) R$23,814 as a credit in "Retained  earnings",  resulted of securities  classified as trading securities,  and (ii)  R$6,037  as a charge in  "Unrealized  gains and  losses -
marketable  securities and derivative  financial  instrument" and as a credit in
"Retained  earnings",  and R$13,193 as credit in "Unrealized  gains and losses -
marketable  securities  and  derivative  financial  instrument",   resulting  of
securities available for sale.

5.Lending and Leasing  Operations  Portfolio and Allowance for Lending,  Leasing
and Other Credit Losses

(a)  Components of the lending and leasing  operations  portfolio by type and by maturity:

(b) Components of lending, leasing and other credits by business activity:

The value amounts of operations  and percentage of  distribution  as of December
31, 2001 were reclassified to better comparison with December 31, 2002.

(c)Concentration of lending, leasing and other credits:

(d)  Components  of  lending,  leasing  and  other  credits  by risk  level,  as established in Resolution 2682 of the Brazilian National Monetary Council:

The  allowance  for  lending,  leasing and other  credits  losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council.  The
minimum allowance for each level is utilized as a general rule,  however,  based on the judgment and experience of management,  higher  percentages might be used within  each  level in  order  to more  accurately  assess  the risk of  certain clients, operations or portfolios.

(e) The operations  renegotiated  with clients as established in Resolution 2682
of  the  Brazilian  National  Monetary  Council  totaled   R$1,121,074  (2001  -
R$1,071,846) in Consolidated.  These operations relate to  active portfolio  and credits written off against loss, and were recognized with intention to maintain
the  risk   assessment   and  the  provision  for  losses   existing   prior  to
renegotiation. These operations will have a lower risk classification only after collection of a significant  portion of the  renegotiated  debt.  For such lower risk reclassification, the minimum collection percentage established by Unibanco is 25%.

(f) Changes in the allowance for lending,  leases and other credit losses during the period:

6. Other Credits

The  account  "Foreign  exchange   portfolio"   includes   R$3,280,635  (2201  -
R$1,517,320)  of unsettled  exchange  purchases net of  contracted  advances and
R$252,004  (2001  -  R$247,688)  of  rights  on  foreign  exchange  sold  net of contracted advances.

"Other credits - negotiation and  intermediation of securities" are represented, substantially,  by operations with "Debtors - pending  settlement" in the amount of  R$73,755  (2001 -  R$83,186),  and  "Financial  assets  and  commodities  to liquidate" in the amount of R$779 (2001 - R$18,486).

"Other  credit - sundry"  includes,  basically,  deferred  tax in the  amount of
R$2,771,257 (2001 - R$2,069,866);  judicial deposits for civil and labor matters in the amount of R$1,151,317 (2001 - R$804,533),  prepaid taxes in the amount of
R$542,102 (2001 - R$435,522) and notes and credits  receivables in the amount of
R$621,718  (2001 - R$211,856).  The social  contribution  carry forward is being offset in accordance with established fiscal parameters.

"Other  credits"  in  the  parent  company  relates,   basically,  to  dividends
receivable in the amount of R$104,946 (2001 - R$99,659), from Unibanco.

7. Investments in Subsidiary and Associated Companies

(a) Subsidiary companies (Parent Company)

(i)  During  2001,  Unibanco  Holdings  reduced  its  interest  in  Unibanco  by
922,147,249  preferred  shares through of share exchange of 922,147,249  Class B preferred shares issued by Unibanco Holdings acquired in the buy-back program by
Unibanco (Note 14d).

(ii) The amount of  dividends  received/proposed  by  Unibanco  during  2002 was
R$198,238 (2001 - R$187,984).

(iii) The  quotation of Unibanco  shares,  as of December 31, 2002, at São Paulo
Stock  Exchange,  was R$98.50  per  thousands  of common  shares and R$34.45 per thousands of preferred shares.

(b) Investments in associated companies

The Unibanco  foreign branches and subsidiary  companies  exchange gains, in the amount of R$ 1,186,545  (2001 - R$281,908) in  Consolidated  were  recognized as
"Other operating income".  As a result of the high foreign exchange  volatility,
Unibanco partially hedged its foreign  investments in U.S. dollars in the amount of US$583  million  (2001 - US$430  million).  The expense of R$793,381  (2001 -
R$77,954)  in  Consolidated  was also  recorded  in  "Other  operating  income",
reducing  the  exchange  gains  on  foreign  investments.   The  investments  in
subsidiary  and  associated  companies  and the major  transactions  relating to investments  in subsidiary and  associated  companies in 2002 and 2001,  were as follow:

Number of shares or quotas		Percentage holding (%)	Adjusted stockholders' equity	Adjusted net income (loss)
	Common	Preferred	Consolidated		
Subsidiary companies					
Unipart Participações Internacionais Ltd. (1)	1,350,712	-	100.000	1,544,272	236,076
Unibanco AIG Seguros S.A. (2) and (9)	336,204,927	183,958,940	49.700	1,248,833	247,619
Unibanco Representação e Participações Ltda.(2)	123,204,651	-	99.279	359,126	252,918
Banco Bandeirantes S.A. (3)	78,728,068,140	68,155,559,063	100.000	522,564	92,894
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	297,211	125,488
Banco Fininvest S.A. (4)	3,931	1,034	99.920	253,602	53,493
Banco Dibens S.A.	3,201,455,716	-	51.000	156,061	26,088
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	126,327	25,028
Unibanco Corretora de Valores Mobiliários S.A.	30,000,000	30,000,000	100.000	55,574	3,061
Banco1.net S.A. (5) and (9)	21,775,475	-	54.986	41,343	(14,727)
Unibanco Asset Management – Banco de Investimento S.A (6)	1,468,400	1,468,405	99.999	19,165	17,362
Main Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i)					
Unibanco Cayman Bank Ltd.	13,252,004	-	100.000	848,546	204,133
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	100.000	265,125	26,498
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	99.999	208,806	17,181
Interbanco S.A.	18,999,793	-	99.999	54,016	16,228
Unibanco Securities, Inc.	1,500	-	100.000	1,715	(1,740)
Unibanco Securities Ltd.	17,770,000	-	100.000	48,362	6,600
Main Unibanco AIG Seguros S.A. direct subsidiary companies (i)					
Unibanco AIG Previdência S.A. (9)	465,403	-	100.000	109,804	31,487
Unibanco AIG Saúde Seguradora S.A. (9)	20,000,000	-	100.000	28,823	6,658
Main Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)					
Unibanco Companhia de Capitalização (9)	4,194,130	-	99.992	355,231	66,135
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	100.000	211,575	12,632
Unibanco Empreendimentos Ltda.	150,488,716	-	100.000	122,508	(6,994)
BWU Representação e Participações Ltda.(9)	36,133,577	93,947,299	60.000	49,991	437
Jointly controlled companies (i)					
Credicard S.A.- Administradora de Cartões de Crédito (2) and (9)	12,937,771	-	33.333	422,544	528,518
Serasa S.A. (9)	363,690	348,855	19.120	151,077	37,361
Banco Investcred Unibanco S.A. (7) and (9)	95,284	-	49.997	116,653	27,146
Tecnologia Bancária S.A.	762,277,905	-	21.432	112,557	12,235
Redecard S.A. (9)	199,990	400,000	31.943	40,042	108,200
Cibrasec – Companhia Brasileira de Securitização	7,500	-	12.499	27,512	10,409
Interchange Serviços S.A. (9)	74,999,999,998	-	25.000	27,283	4,905
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (4)	83,109	83,115	49,998	29,431	12,744
Unibanco Rodobens Administradora de Consórcios Ltda. (9)	11,298,500	-	50.000	23,264	4,258
Associated companies					
AIG Brasil Cia de Seguros (9)	54,213,933	-	49.999	77,392	6,405

(i) The percentage  shown in the  consolidated  column refers to the controlling companies' percentage holding.

(1) In 2001, Unipart Participações  Internacionais Ltd. (Unipart  Internacional)
was created and capitalized at the book value of investments  transferred by the
former  controlling   company.   The  main  companies   transferred  to  Unipart
Internacional were:

•    100% of Unibanco  Cayman Bank Ltd.,  subsidiary  of Unibanco  Participações
     Internacionais Ltda.; and

•    75.5% of Unicorp  Bank & Trust Ltd.;  99.999% of  Unibanco  União de Bancos
     Brasileiros  (Luxembourg)  S.A. and Interbanco S.A. and 100% of UBB Holding
     Company,  Inc., controlling company of Unibanco Securities Inc., subsidiary companies of Unibanco.

In 2002,  Unipart  Internacional  acquired 24.5% of the total capital of Unicorp
Bank & Trust Ltd.,  for US$36,000  thousand with goodwill of US$18,844  thousand which is being amortized in 10 years. As a result of this  transaction,  Unipart
Internacional own 100% of Unicorp's capital.

In  September  2002,  Unipart  Internacional  acquired  100% of the  capital  of
Unibanco Securities Ltd. from Unibanco at the book value.

In  November  2002,  Unibanco  acquired  9.156% of the total  capital of Unipart
Internacional,  belonging  to  Banco  Bandeirantes  S.A.  at the  book  value of investment.

(2) In July 2002, the capital of Unibanco  Representação e  Participações  Ltda.
was reduced through  cancelation of 711,495,001 quotas, and as a consequence the investment of Unibanco AIG Seguros S.A. and  Credicard  S.A.  Administradora  de
Cartões de Crédito  was  transferred  to Unibanco at their book value as of June
30, 2002.

(3) The difference between the net income and the equity in results  adjustments and equity and the  investment  are result mainly of gains to be realized on the sale of companies  within  Unibanco's  group,  that are being recognized in line with  amortization  of goodwill  calculated on the same dates.  In October 2002,
Unibanco merged Caixa Brasil  Participações S.A., becoming the direct controller of Banco Bandeirantes S.A.

(4) In 2001, Fininvest and Magazine Luiza, a traditional department store chain, established  an  association  through  the  creation of a new company of credit, financing and investment, through 50% of participation for Fininvest and 50% for
Magazine  Luiza.  The  amount of  investment  in  Fininvest  was  R$42,530.  The operation  generated  a goodwill of  R$31,842,  which is being  amortized  in 10 years, in accordance  with the expected period of benefit.  The name of FMX S.A.
Sociedade de Crédito,  Financiamento e Investimento will be changed to Luizacred
S.A. Sociedade de Crédito, Financiamento e Investimento.

(5) In May 2002, Banco1.net acquired 100% of the capital of Investshop Corretora de Valores  Mobiliários  e Câmbio  S.A.  and  Investshop  Participações  S.A. by
R$8,039.

(6) In August  2002,  205,576  preferred  shares  belonging  to a director  were transferred to Unibanco at the book value of R$1,580.

(7)  In  2001,  Unibanco  signed  an  Association  Agreement  with  Globex,  the controlling company of Ponto Frio retail chain,  whereby,  Unibanco acquired 50%
of interest in Investcred for R$110,805.  The operation  generated a goodwill of
R$58,873,  which is being amortized in 10 years, in accordance with its expected period of benefit.

(8) During the  Extraordinary  General  Meeting  held on November 1, 2002 it was approved  the  split-up  of BUS  Holding  S.A.,  with a  consequent  merger into
Administradora e Corretora de Seguros Unibanco Ltda.

(9) Companies audited by other independent auditors.

(b) Goodwill on acquisition of subsidiary companies

The  goodwill  relating to the  acquisition  of  subsidiary  companies  is being amortized up to ten years,  according to the expected  period of benefit,  being the  amortization  for the  period  recognized  in "Other  operating  expenses".
Goodwill  balance shown in the consolidated  financial  statement and the amount amortized during the year were as follows:

8. Fixed Assets

9. Deposits

10.  Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a)  Mortgage   notes,  in  the  amount  of  R$648,776  (2001  -  R$477,870)  in
Consolidated,  are readjusted  using the savings  deposits  index,  plus average interest of 13.28% per annum, and are payable up to October 18, 2004.

(b) Euronotes

The  average  interest  rate at  December  31,  2002  was  6.30%  per  annum  in
Consolidated.

(c) Commercial Paper Programs

The commercial paper programs,  in the amount of R$702,654 (2001 - R$796,259) in
Consolidated, are issued by Grand Cayman branch and are payable up to August 13,
2003, with interest at rates between 1.94% and 2.30% per annum.

(d) The other issues  totaled  R$75,274 (2001 - R$59,698) in  Consolidated  with maturities up to July 11, 2005 and an average interest rate of 10.50% per annum.

11. Borrowings and Onlending in Brazil - Governmental Agencies

Foreign   borrowings   consist   principally  of  short-term  credit  lines  for
refinancing of foreign exchange transactions, import and exports.

Onlendings  in Brazil -  governmental  agencies  are  payable  up to 2018,  with interest rates  established by operational  policies of BNDES (National Bank for
Economic and Social Development).

12.  Other Liabilities

The  foreign  exchange  portfolio  includes  R$937,859  (2001  -  R$288,685)  of unsettled exchange sales net of advances on exchange contracts,  and R$1,075,695
(2001 - R$248,022)  of  obligations  for exchange  purchased  net of advances on exchange contracts.

"Other liabilities - subordinated debt - Step-up  subordinated  callable notes "
were  issued in April 2002 by Grand  Cayman  branch.  The notes have a ten-years term, pay interest semi-annually and can be totally, but not partially, redeemed on April 2007 or on each subsequent date of payment of interest.  The notes bear a coupon  of  9.375%  per annum in the first  five  years and  11.79%  per annum thereafter.

"Other liabilities - subordinated debt - Subordinated time deposits" were issued in December 2002 by Unibanco.  The deposits maturity in December 2012 and can be redeemed as from December  2007.  The deposits  bear 102% of interbank  deposits rate.

"Other liabilities - sundry, includes,  basically,  provisions for personnel and administrative expenses in the amount of R$232,575 (2001 - R$188,979), provision for labor and civil  litigations  in the amount of R$791,201  (2001 - R$601,490)
payments to be made to accredited establishments of credit card in the amount of
R$1,535,264 (2001 - R$1,543,440) and sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,413,320.

Other liabilities in the parent company refer to dividends payable in the amount of R$104,129 (2001 - R$99,655).

13.  Tax Employee and Civil Litigations

Unibanco  Holdings is defendant in legal  actions  relating to tax  litigations.
Unibanco and its subsidiaries are defendants in several legal actions,  relating principally  to income  taxes,  indirect  taxes and labor  claims.  Based on the advice  of  our  external  counsel,  Unibanco  Holdings  and  Unibanco  recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

(a) Tax litigation

Unibanco  Holdings and Unibanco and its subsidiaries are involved in several tax suits,  including those relating to the  constitutionality  of certain taxes and the probable  liability is fully provided,  being the provision accrued reverted when based on the  opinion of legal  consultant,  the  possibility  of losses is remote.

(b) Employee litigation

Labor unions and former  employees filed several  lawsuits  against Unibanco and its subsidiaries to seek  compensation for labor rights.  Unibanco cannot assure that it will win these lawsuits and, based of this,  the  contingency  amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against  Unibanco and its  subsidiaries on  a  variety  of  matters,  including,  previous  economic  plans.  The  civil litigations  provisions  are  recorded in  accordance  with the  probability  of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority  shareholders of Banco Bandeirantes S.A.  (Bandeirantes)
have initiated lawsuits against Bandeirantes,  Caixa Geral de Depósitos,  former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes  before Unibanco became the controlling  shareholder of  Bandeirantes)  have also filed lawsuits against
Bandeirantes  and the Central Bank of Brazil,  seeking to terminate  the Central
Bank  intervention  in  Banorte  before  its  acquisition  by  Bandeirantes.  In accordance with the Agreement  between Unibanco and Caixa Geral de Depósitos for the  acquisition  of a  controlling  interest  in  Bandeirantes,  Caixa Geral de
Depósitos  assumed full  responsibility  for such lawsuits.  Therefore it is not necessary to record provisions for this purpose.

14. Stockholders' Equity

(a) Capital

Subscribed and paid in capital comprises shares without par value, as follows:

Preferred  shares  class "A" have no voting  rights,  that have  priority in the reimbursement of capital without premium in the case of the capital liquidation, up to the  amount  of  capital  stock  represented  by  such  preferred  shares.
Preferred  shares class "A" have a dividend 10% per annum greater per share than ordinary  shares and  participate  in equal  conditions  with  common  shares in capital  increase from monetary  restatements of reserves and income.  Preferred shares  class "B" have no voting  rights  that:  (i) are  entitled  to receive a semi-annual  minimum dividend of R$0.15 per thousand shares;  (ii) have priority in the reimbursement of capital in the case of the capital liquidation up to the amount  of  capital  represented  shares  by such  preferred  shares  and  (iii)
participate in equal  conditions with common  shareholders in capital  increases from monetary restatement of revenues,  reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

Unibanco Holdings  distributes as dividend na equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

Total dividends of 2002 amounted to R$197,977 (2001 - R$187,736) and represented
34.65% (2001 - 34.46%) of income of the year after legal  reserve  constitution, and the dividends by thousand of shares have the following distribution:

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

(i) Through the "Share Exchange  Agreement" signed on August 31, 2001,  Unibanco assigned and transferred to Holdings  24,397,249 Class B preferred shares issued by  Holdings  and  acquired  through a prior  repurchase  program in the form of
Units,  and Holdings  assigned and  transferred to Unibanco the same quantity of preferred  shares  issued by Unibanco.  The shares  exchanged  were  recorded in
Unibanco and in Holdings as treasury stocks.

(ii) The Board of  Directors  of Unibanco  and  Holdings in the meeting  held on
September 20, 2001 authorized,  for a period of three months, the acquisition at market  prices of up to  220,948,544  Unibanco's  common  shares,  4,597,425,824
Unibanco's  preferred  shares,  and  4,236,225,772  Holding's  Class B preferred shares,  to be  maintained  in treasury  for  subsequent  sale or  cancellation, without capital reduction.

On  December  27,  2001,  through  the  meeting of the Board of  Directors,  the buy-back  program was  renewed  with the  following  limits:  up to  257,364,326
Unibanco's  common shares and up to 3,177,019,267  Unibanco's  preferred shares, and up to 3,438,618,826 Holdings' Class B preferred shares.

The fair value of treasury  stocks at December 31, 2002,  based on Unit price at
December 31, 2002 in São Paulo Stock Exchange was R$36,527.

(e) Prior year adjustments

Prior year  adjustments,  are mainly  related to certain  adjustments of trading securities and derivative instruments, as stated in Note 4 (e) and 18 (b).

15. Income Tax and Social Contribution

Deferred  income  tax and  social  contribution,  calculated  on tax  losses and negative  basis of social  contribution  carry-forward  are  recorded  in "Other credits - sundry" and provisions not currently deductible are recorded in "Other credits  - sundry"  or in  "Other  liabilities  - taxes  and  social  security", according to their nature.

Deferred   income  tax  losses  and  negative   basis  of  social   contribution
carry-forward  are realized in accordance with the existing taxable income,  and income tax on temporary  differences are realized when the utilizing or reversal provision.

(a) Deferred tax assets

The present  value of  deferred  income tax and social  contribution  calculated using the average tax of funding, net of tax effects,  totaled R$1,505 in Parent
Company and R$ 2,062,837 in Consolidated.

(b) Income tax and social contribution income (expenses)

16.  Commitments and Guarantees

17.  Related Party Transactions

Related-party  transactions  were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

18.Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts,  in order to meet its own and its  customers'  needs to reduce  exposure  to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination  of  limits  by the  Bank's  Financial  Committee  and by  closely monitoring positions.

(a) Financial  instruments recorded in the financial statements compared to fair values at December 31, 2002 are as follows:

The fair value of  marketable  securities  was based on the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

The fair value of  interbank  deposits,  lending  operations,  deposits  (except demand deposits and savings  deposits),  was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities  issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, as informed by trade association.

The fair value of derivatives  was based,  principally,  on the average rate for the last business day of the year for  operations  with similar  maturities  and indices,  as  informed  by  Futures  and  Commodities  Exchange - BM&F and trade associations.

The fair  value of other  liabilities  related  to sale of rights of  receipt of future flow of payment  orders  abroad was computed  considering  the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at September 30, 2002 in São Paulo Stock Exchange.

(b)  The  current  notional  values  and  fair  value  of  derivative  financial instruments at December 31 are as follows:

The  operations  above do not  represent  Unibanco's  total  exposure to market, currency  and  interest  rate  risks  since  they only  consider  the  values of derivative financial instruments.

Unibanco had swap contracts with its subsidiaries, and the amounts at fair value were the same of the current  notional value.  The amounts of receivables  under the swap  contracts are R$400,046  (2001 - R$444,743)  in  Consolidated  and the
amounts of payables are  R$466,196  (2001 - R$154,315) in  Consolidated  and are
recorded  in  "Marketable   securities  and  derivative  financial  instruments"
recorded in "Derivative  financial  instruments" in current and long-term assets and as "Derivative financial  instruments" in current and long-term liabilities, respectively.

As a result of adoption of new rules  established  by Central Bank Circular 3082 and the supplemental regulations, the adjustments resulted from the new rules to recording and valuating the  derivative  financial  instruments,  using the fair value in December  31, 2001 of Unibanco  and its  subsidiaries,  resulting in an effect in stockholders' equity in the amount of R$3,817 as a credit of "Retained earnings".

(c) Notional at fair value distributed by trade location

The amount pledge guarantee BM&F  transactions  were R$1,158,605 in Consolidated and are represented by federal government securities.

(d) The maturities of derivative financial instruments are as follows:

Interest  rate  and  currency  term  and  futures  contracts   represent  future
commitments to purchase or sell  financial  instruments at specific terms and at
specified  dates.  The  notional  amounts   represent  the  face  value  of  the
corresponding instrument at the date of the operations' liquidation.  The credit risks  associated  with the future and term contracts are minimized due to daily cash  settlements  and margin  account  deposits.  Future and term contracts are subject  to the risk of  fluctuations  in  interest  rates  or the  value of the underlying instruments.

Swap contracts  represent future commitments to exchange currencies or index for a contractual  period and terms.  The notional  amount  represents  the basis on which the cash flows are determined.  The risks  associated with swaps relate to the potential inability or unwillingness of the counterparts to meet contractual conditions  and the risk  associated  with changes in market  conditions  due to fluctuations in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options,  Unibanco  pays a premium  and,  as a writer of options,  receives a premium in exchange for bearing the risk of movements in future  interest  rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums  paid on  purchased  options and the risk associated with the changes in market  conditions  could influence  written options.

19.  Statement of Cash Flows

19.  Statement of Cash Flows - (continuation)

Consolidated 2002	2001
Operating activities		
Net income	601.349	573,503
Fair value adjustment – Trading securities and derivatives	146.516	22,880
Provision for loan losses	1.837.344	1,649,727
Technical provisions for insurance, annuity products and retirement plans	835.250	530,445
Deferred taxes	(552.646)	(243,134)
Reversal of foreclosed assets provision	3.694	(23,863)
Loss on sale of foreclosed assets and fixed assets	(12.942)	48,072
Amortization of goodwill (negative goodwill) on subsidiaries acquired	91.498	75,751
Equity in results of subsidiary and associated companies	12.408	(7,575)
Gain on sale of investment	-	(8,551)
Provision for losses on investments	(1.648)	4,238
Depreciation and amortization	330.075	312,134
Minority interest	535.869	494,414
Changes in assets and liabilities		
Decrease (increase) in interbank investments	(10.806.734)	2,438,935
Increase in marketable securities and derivative financial instruments	(3.087.127)	(2,467,219)
Decrease (increase) in Central Bank compulsory deposits	(2.412.853)	(99,243)
Net change in interbank and interdepartmental accounts	108.432	(148,278)
Increase in lending operations	(2.421.613)	(6,028,986)
Decrease in leasing operations	232.091	152,173
Increase in leased assets (operating leasing)	-	(2,055)
Net change in foreign exchange portfolio	(311.502)	
Decreased (increase) in other credits and other assets	(1.308.505)	980,336
Increase (decreased) in other liabilities	2.629.168	(779,834)
Increase (decreased) in deferred income	11.614	(13,017)
Net cash used in operating activities	**(13.540.262)**	**(2,539,147)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	(21.422)	-
Proceeds from sale of foreclosed assets	171.613	89,584
Purchase of/capital increase on investments in subsidiary and companies	(34.186)	(14,667)
Goodwill on acquisition of subsidiary companies	(63.175)	(100,522)
Proceeds from sale of / capital decrease in subsidiary and associated companies	(74.686)	37,096
Purchase of other investments	11.799	(37,868)
Proceeds from sale of other investments	85.180	4,157
Purchase of fixed assets	(244.965)	(270,417)
Proceeds from sale of fixed assets	266.307	90,576
Deferred charges	(191.844)	(323,607)
Minority interest	(592.009)	(165,968)
Net cash used in investing activities	**(687.388)**	**(691,636)**
Financing activities		
Increase in deposits	7.056.672	5,572,325
Decrease in securities sold under repurchase agreements	5.718.860	(2,128,961)
Increase in resources from securities issued	418.303	(1,131,342)
Increase in borrowings and onlending in Brazil – Governmental agencies	1.312.567	1,588,270
Purchase of treasury stocks	-	(39,757)
Dividends paid	(193.503)	(164,904)
Net cash provided by financing activities	**14.312.899**	**3,695,631**
Net increase in cash and due from banks	**85.249**	**464,848**
Cash and due from banks at the beginning of the year	993.240	528,392
Cash and due from banks at the end of the year	1.078.489	993,240
Net increase in cash and due from banks	**85.249**	**464,848**

20.  Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the most  relevant  Unibanco'  subsidiary  companies and the  eliminations  made are related only for companies consolidated or combined in each group.

(a)The most important financial entities and subsidiaries in Brazil:

(b) Foreign  branches  and  subsidiaries,  includes  mainly the  accounts of the foreign  branches:  Unibanco Grand Cayman and Nassau,  Credibanco - Grand Cayman
and  Dibens  - Grand  Cayman;  banks:  Unibanco  - União de  Bancos  Brasileiros
(Luxembourg) S.A.,  Interbanco S.A.  (Paraguay),  Unibanco Cayman Bank Ltd., and
Unicorp Bank & Trust Ltd. (Grand Cayman);  brokers:  Unibanco Securities Limited
(England) and Unibanco Securities Inc. (USA):

The income tax and  social  contribution  expense  originated  from the  foreign operations is recorded in Unibanco,  through the addition of the net income from these operations into Unibanco taxable income.

(c) Insurance and private pension including Unibanco AIG Seguros S.A.,  Unibanco
AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Combined balance sheet	2002	2001 (1)
Assets		
Current and long-term assets	**4,431,284**	**3,324,656**
Cash and due from banks	4,123	6,586
Marketable securities	3,603,866	2,646,652
Other credits and other assets	823,295	671,418
Permanent assets	**246,290**	**352,664**
Total	**4,677,574**	**3,677,320**
Liabilities		
Current and long-term liabilities	**3,428,741**	**2,564,878**
Other liabilities	661,523	451,648
Technical provisions for insurance and retirement plans	2,767,218	2,113,230
Minority interest	-	**417**
Stockholders' equity	**1,248,833**	**1,112,025**
Total	**4,677,574**	**3,677,320**

Combined statement of income	2002	2001 (1)
Revenue from financial intermediation	646,717	372,691
Provision for lending, leasing and other credits losses	575	3,142
Insurance and retirement plans premiums	1,918,522	1,521,973
Changes in technical provision for insurance and retirement plans	(647,347)	(346,014)
Insurance claims	(748,946)	(591,318)
Private retirement plans benefits expenses	(385,436)	(370,166)
Salaries, benefits, training and social security and other administrative expense	(212,049)	(209,522)
Other operating income (expenses)	(296,781)	(238,746)
Non-operating income, net	62,142	25,642
Income tax and social contribution	(75,794)	(18,138)
Profit sharing	(13,984)	(10,033)
Net income for the year	**247,619**	**139,511**

(1) Amounts reclassified due to Unibanco Companhia de Capitalização changed to retail segment.

(d) Credit card companies, including the jointly controlled companies as follow:
Banco Credibanco S.A.  (formerly Cartão Unibanco Ltda.) (98.883%),  Bandeirantes
Administradora  de Cartões de Crédito e Assessoria S.A.  (100%),  Credicard S.A.
Administradora   de   Cartões  de  Crédito   (33.333%),   Orbitall   Serviços  e
Processamento  de  Informações  Comerciais  Ltda.  (33,333%)  and Redecard  S.A.
(31,943%):

(e)  The  companies  which  carry  out  consumer  credit   operation   includes,
principally,  Banco Fininvest S.A. (100%),  Banco Investcred Unibanco S.A. (50%)
and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

21.  Other Information

(a)  "Other   operating   income"  totaled   R$693,174  (2001  -  R$401,431)  in
Consolidated  and includes  mainly foreign  branches' and subsidiary  companies'
exchange rate  variation,  in the net amount of R$393,164  (2001 - R$203,954) in
Consolidated  (see Note 7),  interest  on  judicial  deposits  in the  amount of
R$13,051 (2001 - R$42,879) in Consolidated and reversal of tax litigation mainly due to amnesty of R$111,856 in Consolidated.

(b)  "Other  operating   expenses"  totaled  R$637,375  (2001  -  R$515,109)  in
Consolidated and includes mainly  provisions for  contingencies  involving legal actions brought  against the Bank,  principally  labor claims,  in the amount of
R$251,155  (2001 - R$180,620) in  Consolidated  and  amortization of goodwill on
acquired   subsidiaries   in  the  amount  of  R$91,498  (2001  -  R$84,702)  in
Consolidated,  foreign  exchange in other  liabilities in the amount of R$32,643 and R$32,186  related to the sale of rights of receipt of future flow of payment orders (Note 12) in Consolidated.

(c) Free benefits generation program

Unibanco and part of its employees sponsor a "Free Benefits  Generation Program"
(PGBL), a system whereby the participant  accumulates financial resources during their career,  through  contributions paid by the employee and the Company where he/she  works.  These  contributions  are  invested  in an  Exclusive  Financial
Investment Fund (FIFE). The program is based on defined contribution.

The  program  is  managed  by  Unibanco  Previdência  S.A.  and  Unibanco  Asset
Management  - Banco  de  Investimento  S.A.  is  responsible  for the  financial management of the FIFE funds.

The  contributions  made by employees vary according to their ages between 1% to
9%, and the  contributions  made by  Unibanco  vary  according  to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

The Unibanco and a portion of its employees also sponsor a defined  contribution pension  plan  administered  by Trevo -  Instituto  Bandeirantes  de  Seguridade
Social, a private pension entity,  for the primary purpose of supplementing  the retirement  benefits  provided  by  the  government  retirement  plans  (99%  of beneficiaries).

During 2002, the contribution was R$3,367 (2001 - R$2,521) in Consolidated.

(d) Stock option program

The  Extraordinary  Shareholders'  Meeting held on October 31, 2001 approved the stock option program,  denominated Performance.  The objective of Performance is to foster  the  executives'  long-term  commitment  to the  highest  performance standards,  as well as attract,  retain and motivate new talents Pursuant to the
Performance  program,  the  executives  of Unibanco can be granted stock or unit options  that can be  exercised  between 2 to 5 years.  The  option  rights  are limited  to 1% of the  authorized  capital  per year and the  amount  granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2002, Unibanco granted 669,700,000 stock options, in the form of Unit.  The term of the exercise is between  January 21, 2005 and November 20,
2008, at an average exercise price of R$91.18 per 1,000 stock options.

(e)  Assets  leased  to third  parties,  in the  amount of  R$1,146,787  (2001 -
R$1,634,630),  net of  depreciation,  are committed for sale to the lessees,  at their option,  at the end of the  respective  contracts  for  R$896,711  (2001 -
R$1,248,023)  and the  residual  value  received in advance  from these  lessees amounts to R$671,176  (2001 -  R$924,439),  classified  as reduction  account of leasing operations. Assets leased from third parties are not relevant.

(f) Unibanco and its  subsidiaries  insure their properties and equipment to the extent  considered  necessary to cover possible losses,  taking into account the nature of the  activity.  At  December  31,  2002,  the  insurance  coverage  on properties and other assets in use totaled  R$1,213,369  (2001 - R$1,056,804) in
Consolidated.

                                      * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Israel Vainboim
Israel Vainboim Director and Chief Executive Officer

By:	/S/ Mauro Agonilha
Mauro Agonilha Director and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.